Exhibit 99.1
For Immediate Release
Flamel Technologies Announces First Quarter Results; COREG CR™
Launch; and Strong Sales of Product to GSK
LYON, France — May 7, 2007 — Flamel Technologies (Nasdaq: FLML) today announced its financial results for the first quarter of 2007.
Flamel’s revenues during the quarter included the first royalties received from GlaxoSmithKline (NYSE: GSK) on sales of COREG CR, which was launched on March 22nd.
For the first quarter, Flamel reported total revenues of $9.6 million versus $5.1 million in the year-ago period. Product sales and services, consisting of COREG CR microparticle shipments to GSK, totaled $5.4 million. Flamel’s 2007 first quarter license and research revenues of $3.1 million included a $1 million milestone payment received from GSK; license and research revenues in the year-ago period were $4.9 million and included $2 million in milestones from GSK. Other revenues of $1.1 million increased from $0.2 million in the year-ago quarter and included royalties on the sale of COREG CR.
Operational expenses were $19.1 million, versus $15.2 million in the year-ago quarter. Costs of goods and services sold were $4.5 million, as compared to $1.8 million in the first quarter of 2006. Costs and expenses of Flamel’s research and development were $10.6 million, compared to $9.5 million in the year-ago quarter. SG&A expenses during the quarter were $4.1 million versus $3.9 million in the year-ago quarter.
Net loss for the quarter was ($9.1) million, compared to net loss of ($9.7) million in the first quarter of 2006. Net loss per share (basic) for the first quarter of 2006 was ($0.38), compared to net loss per share (basic) in the year-ago period of ($0.41). Cash and marketable securities at the end of the first quarter totaled $52.7 million, reflecting the strong financial position of the Company.
Stephen H. Willard, Flamel’s Chief Executive Officer, stated, “We are pleased with the early success of the COREG CR launch. Feedback from the cardiological community has been very positive. Physicians understand that the once-daily formulation of COREG CR offers key advantages to patients. It is well established that once-daily medications lead to greater patient compliance; non-compliance is one of the leading causes of hospitalization in heart failure patients. COREG CR delivers substantially the same peak and trough levels of carvedilol as the twice-a-day drug, taken as directed, but with a smoother release profile. Moreover, COREG CR has been observed to result in 24% fewer adverse events than immediate release Coreg in a crossover study conducted in hypertension patients. The success of COREG CR is generating positive interest in the Micropump platform from potential partners and interest in the Medusa® platform has also been renewed. We look forward to further positive developments with both platforms during 2007.”
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

A conference call to discuss earnings is scheduled for 8:30 AM EDT May 7, 2007. The dial-in number (for investors in the U.S. and Canada) is 800-374-1498. The conference ID number is 7441635. International investors are invited to dial (1) 706-634-7261.
COREG CR™ is a trademark of GlaxoSmithKline.
Contact:
Michel Finance, Chief Financial Officer
Tel:    (011) (33) 4-7278- 3434
Fax:   (011) (33) 4-7278-3435
Finance@flamel.com
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE:     (011) 33-4-72-78-34-34
US                 (1) (202) 862-8400
Fax:               202-862-3933
Marlio@flamel.com
This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.
Schedule Attached

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of dollars except share data)

	Three months ended March 31,
	2006 (restated)	2007
Revenue:
License and research revenue	$4,851	$3,124
Product sales and services	19	5,400
Other revenues	228	1,101

Total revenue	5,098	9,625

Costs and expenses:
Cost of goods and services sold	(1,849)	(4,480)
Research and development	(9,473)	(10,554)
Selling, general and administrative	(3,919)	(4,110)

Total	(15,241)	(19,144)

Profit (loss) from operations	(10,143)	(9,519)

Interest income net	451	457
Foreign exchange gain (loss)	(117)	(18)
Other income (loss)	173	5

Income (loss) before income taxes	(9,636)	(9,075)
Income tax benefit (expense)	(25)	14

Net income (loss)	($9,661)	($9,061)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.41)	($0.38)
Diluted earnings (loss) per share	($0.41)	($0.38)

Weighted average number of shares outstanding (in thousands) :

Basic	23,737	23,991
Diluted	23,737	23,991